Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Domono Inc.
2679 Deann Dr
Ellenwood, GA 30294
http://mydomono.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Domono Inc.
Address: 2679 Deann Dr, Ellenwood, GA 30294
State of Incorporation: DE
Date Incorporated: October 28, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $250 within the 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest $250 within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest $250 within the first two weeks and receive 10% bonus shares.

Amount-Based:

$450+

Invest $450+ and receive 2% Bonus Shares.

$1,000+

Invest $1,000 + and receive 3% Bonus Shares.

$3,000 +

Invest $3,000+ and receive 5% Bonus Shares.

$8,000+

Invest $8,000+ and receive 10% Bonus Shares.

$10,000+

Invest $10,000+ and receive 20% Bonus Shares + Private zoom call with founding team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Domono Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$1.00/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Domono Inc ("Domono" or the "Company") is a C-Corp organized under the laws of the state of Delaware whose flagship product, the DOMONO case, is a cellular phone case with a detachable live stream camera that is independent of your phone's camera. This innovative product can be used for personal protection, social creativity or personal photography. DOMONO can be the ultimate tool for transparency in today's hyper visual world.

Domono is in the pre-revenue and prototype stages of development. We plan to utilize three components to generate revenue. Our monetization strategy starts with the sale of Domono Units. We also plan to generate advertising revenue through the Domono App. Finally, subscriptions sales of the Domono premier feature that can allow users to seamlessly communicate with others in the Domono environment visually.

The Company owns a patent on removable camera technology.

Domono Inc was originally incorporated as a Georgia C-Corp and converted to a Delaware C-Corp on 10/28/2022.

Competitors and Industry

The POV action camera market has grown significantly in recent years. The global action camera market size was USD 2302.1 Million in 2020 and is expected to reach USD 4372.7 Million in 2028 registering a revenue CAGR of 8.3%. GoPro, which is our main competition, has averaged over 120 million in revenue each in the last 6 quarters.

Source: https://www.emergenresearch.com/industry-report/action-camera-market

Our competitors are GoPro, Insta 360, and Otterbox. GoPro and Insta 360 are both action cameras but they are not as portable as Domono. Otterbox is a phone case company but they do not have a removable action camera. Since Domono is actually a cell phone case, it will be with the user whenever they have their phone.

Current Stage and Roadmap

Domono Inc is currently pre-revenue. We have a semi-functional prototype but we are working diligently to perfect the camera software and hardware. We have garnered interest from several technology companies. We also have a database of around 3000 people who want to receive updates as to when the device will be available. We have a prototype and we are currently improving the software to enhance the camera images. The website has been revamped and the Domono app is in development.

Our goal to gain market share by providing a lower cost, more accessible action camera. We plan to introduce new accessories to improve user experiences. Our vision is for the Domono app to become the next big app platform allowing our users to easily connect in a whole new way. Over the next few years we will work to continue to develop technologies in a plan to disrupt the personal and home security space.

The Team

Officers and Directors

Name: Wilner Baptiste

Wilner Baptiste's current primary role is with Self-Employed/ Di versatile, Inc. Wilner Baptiste currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Vice President, and Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Design and implement policies to promote company culture and vision and oversee operations to keep businesses on track. Wil is not currently taking a salary and holds 15% equity in Domono.

Other business experience in the past three years:

- **Employer:** Self-Employed/ Di versatile, Inc
  Title: Owner/CEO
  Dates of Service: September, 2004 - Present
  Responsibilities: Play and sing for studio recordings and live audiences by reading sheet music, making changes as I see fit and as the performance requires. Rehearse with the band at least three times a week and on my own when necessary to make performances as flawless as possible and to improve my personal technique.

Name: Johnson Sainvil

Johnson Sainvil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Responsible for helping to manage the company's overall operations through this process alongside my team members. Johnson does not currently receives a salary from the company and holds 57% equity in Domono.

Other business experience in the past three years:

- **Employer:** 3PAC (Class A) with Walden Security
  Title: Director of Security
  Dates of Service: January, 2019 - December, 2021
  Responsibilities: Responsible for the direction, coordination, and management of all site Security Officers. Identify and recruit new talent with the assistance of the HR department.

Other business experience in the past three years:

- **Employer:** Luxottica Retail with Allied Universal
  Title: National Account Manager
  Dates of Service: February, 2017 - November, 2019
  Responsibilities: Serves as a key point of client contact to ensure the delivery of high-quality customer service for assigned account; evaluates service quality and initiates any necessary corrective action in a timely manner. Meets weekly and monthly with client representatives for status updates nationally; addresses any actual or potential problems; assists line management in negotiation of client contract; provides support during client start-up; supports security planning, assessments and surveys; reviews and updates post orders.

Name: Marcus Baker

Marcus Baker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer, Secretary, and Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Provide financial guidance and incite to the board of directors to aid in optimal financial decision making. Marcus is not currently taking a salary from the company and holds 25% equity in Domono.

Other business experience in the past three years:

- **Employer:** PROSTHETIC ONE

Title: President & CEO
Dates of Service: November, 2004 - Present
Responsibilities: Maximized facility performance while effectively managing operations and driving positive growth of business plan. Specialized in establishing and negotiating long-term contracts that met mutual needs. Ensure patients are receiving respectful, compassionate, and timely delivery of care. Educated and trained practitioners to be highly knowledgeable on all policies, procedures, processes, and best practices. Generated a culture of success, and a well-known healthcare brand.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We are an early stage company and have not yet generated any profits
Domono was formed on March 14, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated

with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Domono has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Domono is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Johnson Sainvil	2,280,000	Common Stock	57.0%
Johnson Sainvil	1,401,890	Unknown	
Marcus Baker	1,000,000	Common Stock	25.0%
Marcus Baker	250,000	Unknown	

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 6,100,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Founders shares
  Date: October 01, 2022
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If we meet our minium raise goals, we can operate for 8 months without revenue generation at our current $10k per month expenditure. We expect the monthly expediture to increase to around $40k per month once we enter mass production phase in 4-6 months.

Foreseeable major expenses based on projections:

Most of our major expenses will be monthly recuring expenses such as R&D, payroll, marketing, rent and utilities. The inventory purchase of 4000-5000 units with packaging will be our biggest expense at around $250k.

Future operational challenges:

Procurement of components from China is the only operational challenge to date. To avoid this issue, we are also reaching out to companies in other regions that may be able to provide the same or similar components.

Future challenges related to capital resources:

I do not see any future challenges to capital resources. As a collective (owners), we have resources as well as family prepared to invest to insure funding will not be an issue.

Future milestones and events:

We are currently working on package specifications and plan to begin mass production in early 2023. Product sale should begin mid 2023. This should provide a constant revenue stream moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2022, the Company has capital resources available in the form of $10,000 cash on hand and shareholder loans available in the amount of $100,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for without limitation. This is based on a current monthly burn rate of $10,000 for expenses related to R&D and legal fees. We have been operating at or around this burnrate for approximately 16 month and expect to continue at this burn rate for the next 4-6months. After this period, we will have to purchase initial inventory that we anticipate will be around 250k (5000 units). We also plan on securing a small flex space to facillitate warehousing, shipping and day to day operations. Lease rates for this type of space is between $2500-$3500. We hire 2-3 initial personel to aid in stocking and shipping. The expenses for this personel will be

$6000-$10000 monthly total. we expect shipping expenses to run between $3000-$5000 monthly. Marketing budget of $2000-$3000 per month. The new monthly run rate would be approximately $40K but we would should also be producing revenue at that time.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate infinitely. This is based on a current monthly burn rate of $10,000 for expenses related to R&D. This is based on a current monthly burn rate of $10,000 for expenses related to R&D and legal fees. We have been operating at or around this burnrate for approximately 16 month and expect to continue at this burn rate for the next 4-6months. After this period, we will have to purchase initial inventory that we anticipate will be around 250k (5000 units). We also plan on securing a small flex space to facillitate warehousing, shipping and day to day operations. Lease rates for this type of space is between $2500-$3500. We hire 2-3 initial personel to aid in stocking and shipping. The expenses for this personel will be $6000-$10000 monthly total. we expect shipping expenses to run between $3000-$5000 monthly. Marketing budget of $2000-$3000 per month. The new monthly run rate would be approximately $40k but we would should also be producing revenue at that time.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including family and friend investment, kickstarter, and VCs.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

Domono Inc. ("Domono" or the "Company") determined its pre-money valuation on the costs of developing technology, knowhow, trade secrets and identifiable costs incurred to file and defend the company's patent. This knowledge base allowed Domono Inc to produce a unique device that crosses both the camera case and action camera markets. Assumptions made by management are the basis of its baseline forecast. This included a review of source-based market analysis undertaken by management and its consultants. Through comparative analysis of the GoPro action camera and the Otterbox cell phone case business models we believe we should be able to capture about .1% of the market share. The valuation was calculated by incorporating the below:

Market Growth & Trends

Domono is a tech company that has produced a cellular phone case with a detachable action camera. The cellular phone is a part of daily living for most people. The phone case industry produces over 10 billion dollars in annual revenue from these cellular phone users. The action camera space produces around 2 billion dollars annually with a projected growth to 4 billion dollars within the next 5 years. Actions camera options are limited therefore positioning Domono well in an emerging multi billion dollar action camera space. Our unique design also affords us the opportunity to tap into the cellular phone case space. The Domono camera provides a cost effective dual purpose device that is very attractive to today's social media driven consumer.

The Value of the Company's Assets

We do not currently have any real estate or physical assets. We do however own the patent for our technology and we have applied for trademarks for Domono, its logo, and its tagline.

The value of the IP is speculative due to the fact we have not brought in any revenue to date. Our pre-money value of the IP is based on the number of people that have shown interest in purchasing and signed up for updates for the Domono Smart Case as well as the tabulation of the funds invested by founders to create and develop the IP, the device, and the company itself. Another factor that has influenced our determination of valuation is our close tie to the entertainment industry. One of the founding members is a Grammy nominated musician with a vast social media following and another founding member is a well-known entertainment manager who is currently managing Success Jr. the comedian. With these factors in mind, sphere of influence may not be tangible but most certainly valuable.

Management's Prior Achievements & Success

Here you can talk about the Team itself, their background/expertise and how that adds to the value of the company itself. This section is meant to help investors believe that you are the right person/people to ensure that this company is able to grow and scale as promised.

Our co founders/ management team consist of like minded executives and entertainers who are attempting to use their skill and experience to ensure the success of their newest venture. Our founding team combines marketing, business management, international business, camera technology, and entertainment industry performance and management expertise.

Co-founder Johnson Sainvil has worked in the security industry for 20 years, gaining extensive knowledge of diverse camera technology. He holds an undergraduate degree in marketing and an MBA with emphasis in International Business.

Co-Founder- Marcus is an entrepreneur, who started his first company at age 25. Over the last 20 years, he has headed several multi-million dollar startups. His engineering background and strong business acumen lends valuable insight into company direction and funding strategy.

Co-Founder Wilner Baptiste studied at Florida State University. He forms part of the Grammy-nominated classical hip hop duo, Black Violin. His music industry experience provides invaluable insight into working with influencers, creative industries, and marketing. He has collaborated with Alicia Keys, Wu-Tang Clan, Fox Television, Alessia Cara, 2 Chainz, and Lil Wayne.

Rohan Thakar, Lead Engineer-Driven by his passion to create, he has spent more than ten years designing beautiful, intuitive, standout products and user experiences. As both an experienced entrepreneur and a skilled industrial designer, he has developed award-winning products for both startups and multinational companies across an array of industries including gaming, consumer electronics, healthcare, telecom, and sports. In addition to holding over 50 patents world-wide for these designs. He has also won multiple awards including a Red Dot Best of the Best Design Award.

Business Partnerships & Relationships

We are positioned well for marketing and promotion through our longstanding relationships with social media influencers, music industry moguls, and collaboration with our PR firm. We have approximately 3000 subscribers to our mailing list. We will acquire new customers through a wholesale distribution company's marketing efforts, with whom we are finalizing a legal agreement for a minimum purchase of 1700 units per month for three years. Lastly, we will form alliances with major regional and national retailers to expand product presence and awareness online and in stores.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

- *Marketing*
  15.0%
  15% of the funds will be used for marketing to aid in increasing brand awareness. We plan to utilize PR firms, influencers, social media and internet campaigns.

- *Research & Development*
  14.5%
  14.5% R&D to continue to make improvements to the existing products and aid in development of future product lines.

- *Company Employment*
  20.0%
  20% to hire Key personnel. These personnel include but are not limited to CFO, operations manager, logistical staff and clerical personnel.

- *Operations*
  10.0%
  10% shall be spent on day to day operations and purchasing appropriate hardware and software. This will ensure efficient processes for component acquisition and product distribution.

- *Inventory*
  34.0%
  34% of the funds will be used to purchase initial product inventory and packaging.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://mydomono.com (mydomono.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/domono

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Domono Inc.

[See attached]

DOMONO INC

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 14, 2022) TO PERIOD ENDED AUGUST 11, 2022

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Domono Inc.
Ellenwood, Georgia

We have reviewed the accompanying financial statements of Domono Inc. (the "Company,"), which comprise the balance sheet as of August 11, 2022 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 14, 2022) to August 11, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 23, 2022
Los Angeles, California

DOMONO INC
BALANCE SHEET
(UNAUDITED)

As of August 11,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	10,840
Total current assets		**10,840**
Total assets	**$**	**10,840**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		82,000
Preferred Stock		1,652
Subscription Receivables		(43,452)
Retained earnings/(Accumulated Deficit)		(29,360)
Total stockholders' equity		**10,840**
Total liabilities and stockholders' equity	**$**	**10,840**

See accompanying notes to financial statements.

DOMONO INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (March 14, 2022)	**August 11, 2022**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	1,158
Research and Development	28,202
Total operating expenses	29,360
Operating income/(loss)	(29,360)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(29,360)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (29,360)**

See accompanying notes to financial statements.

DOMONO INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Subscription	Retained earnings/	Total Shareholders'
	Shares	Amount	Shares	Amount	Receivables	(Accumulated Deficit)	Equity
Inception date March 14, 2022	-		-				
Issuance of Common Stock	82,000,000	$82,000			$ (41,800)		$ 40,200
Issuance of Preferred Stock			1,651,890	$ 1,652	(1,652)		$ -
Net income/(loss)	-	-	-	-		$ (29,360)	(29,360)
Balance—August 11, 2022	**82,000,000**	**$82,000**	**1,651,890**	**$ 1,652**	**$ (43,452)**	**$ (29,360)**	**$ 10,840**

See accompanying notes to financial statements.

DOMONO INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (March 14, 2022)		August 11, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(29,360)
Changes in operating assets and liabilities:		
Account receivables, net		-
Accounts Payable		-
Net cash provided/(used) by operating activities		**(29,360)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		40,200
Net cash provided/(used) by financing activities		**40,200**
Change in cash		10,840
Cash—beginning of year		-
Cash—end of year	**$**	**10,840**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Domono Inc. was incorporated on March 14, 2022, in the state of Georgia. The financial statements of Domono Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ellenwood, Georgia.

Domono Inc is a technology company that focuses on giving users speedy and unique ways to stay connected in today's digital visual world. Whether live streaming content or personal protection, our flagship product the "Domono" is the next evolution in wearable camera technology. Domono, is a cellular phone case with a removable live stream camera that allows the user to effortlessly record or live stream content from multiple angles with the push of a button.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the period ended on August 11, 2022, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 11, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Domono Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from selling of cellular phone case with a removable live stream camera that allows the user to effortlessly record or live stream content from multiple angles with the push of a button.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Shares with a par value of $0.001. As of August 11, 2022, 82,000,000 Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,251,890 shares of Preferred Shares with a $0.001 par value. As of August 11, 2022, 1,651,890 shares of Preferred Stock have been issued and are outstanding.

4. DEBT

The company had no debt outstanding as of August 11, 2022.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 11, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from August 11, 2022, until September 23, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Domono is not live or open to the public at this moment.

Fun and Functional for Perfect POV Videos

INVEST IN DOMONO TODAY!

Domono is ushering in the next evolution of phone cases with its innovative Smart Case. Part POV action camera, part smartphone case, Domono's unique camera case can deliver high-definition camera footage that can stream to your phone in real-time. Whet... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DOM
ONO
The one-stop-shop for anyone working in a visual medium
*Images are a prototype. Product is still currently under development.

REASONS TO INVEST

- In the era of content creation, Domono has the potential to offer creators the quality, durability, and utility of POV cameras with the portability, ease, and convenience of smart phone cases.
- The mobile phone protective cases market size was valued at $21.61 Billion in 2020 and is projected to reach $35.81 Billion by 2028;* the global action camera market size was valued at $2.7 billion in 2020 and is projected to reach over $ 4.73 billion by 2030.*
- Domono can be tailor-made to address the photographic needs of the 4.26 billion global social media users by offering an all-in-one phone case and POV camera.

*Market information provided by (source) (source) (source)

OVERVIEW

We took the POV camera and elevated it


LIVESTREAM
A slick phone case with a detachable 1080P full resolution camera with a 180° hinge

*Images are a prototype. Product is still currently under development.

Domono's story begins at the intersection of our founders' career backgrounds: security and engineering. We wanted to create a POV camera that cut down on the bulkiness of traditional action cameras, like Go-Pro, while also offering streaming capabilities that could sync to the user's smartphone. Thus came the Domono Smart Case, a phone case with a slick design and a 1080P full resolution camera that's not only detachable but also has a 180° hinge so you can get the perfect shot every time. We believe Domono can be the ultimate tool for anyone working in a visual medium.


4K shooting capabilities
Protected by Gorilla Glass
Can be immersed in up to 1M of water for short periods of time

*Images are a prototype. Product is still currently under development.

Our detachable camera has been designed with 4K shooting capabilities and scratch-resistant Gorilla Glass to protect it and your phone from damage. We have also designed it so that it can even be immersed in up to 1M of water for short periods of time. With Domono, you and your phone won't need to be in a dangerous position in order to achieve the perfect shot.

THE PROBLEM & OUR SOLUTION

In our opinion, traditional POV cameras are clunky and expensive, so we plan to make one that's more compact, portable, and affordable


A growing need of a fast, effective, and portable camera

*Images are a prototype. Product is still currently under development.

We live in a digital era where pictures and social media are ingrained into our culture. The demand for high-quality pictures and videos is at an all-time high, which means content creators and users alike need a fast, effective, and portable camera. Regular phone cameras require tripods and gear to attain proper angles, and POV cameras are expensive and require additional hardware in order to edit and share content. We aim to produce phone cases for the top 4 selling phones on the market.


Shoot, stream, or record the action from any angle, anywhere

*Images are a prototype. Product is still currently under development.

Domono can be the one-stop-shop that can allow users to shoot, stream, or record content from their phones, and its detachable camera with a 180° means you'll have the potential to record the action from any angle, anywhere. Even better, with a suggested retail price of $250-$300, Domono is on track to be more affordable than its competitors. Furthermore, the Domono app makes saving content to your device easy and seamless. We are also in the process of developing a premier version of the Domono app that will allow users to edit their content on the app itself.

THE MARKET & OUR TRACTION

Our aim is to influence social media users and disrupt the soaring POV camera and phone case industries


Booming Markets
$21.61B
Smartphone Case
Market Value
$2.7B
Action Camera
Market Value
Massive Population
4.26B
Social Media Users
1.2B
TikTok User

*Images are a prototype. Product is still currently under development.

We believe Domono can capitalize on two major trends. The first trend we've noticed is the growing smartphone case and action camera markets, which are respectively valued at $21.61 Billion and $2.7 billion. The second trend is the massive social media user population, which is estimated to be over 4.26 billion people, with around 1.2 billion users on Tik Tok alone (source). These trends are driven by the ever-growing need to post and consume content, and we believe our Smart Case is ideal for targeting these trends and populations.


Developed a functional prototype
Secured a patent for our detachable POV camera
Interest from over 3000 potential customers

*Images are a prototype. Product is still currently under development.

Thus far, we have developed a functional prototype, secured a patent for our detachable POV camera, and garnered interest from over 3000 potential customers who subscribed for product updates on our website. These potential customers range from photographers to content creators to the Atlanta Police Department, which shows the versatility of our product. We have achieved all of this without marketing and plan on releasing our product in the Spring of 2023. After our launch, we plan on developing accessories such as lanyards and suction cups that can hold the camera in different positions to provide even better opportunities for our users to make dynamic content.

WHY INVEST

Help us bring about the new era of POV cameras


Help us provide the tool to capture every moment perfectly

*Images are a prototype. Product is still currently under development.

Domono embodies the evolution of the POV camera: it's more portable, more compact, and now, it's able to record directly to your phone. Our Smart Case can empower users to take the perfect selfie, get that action shot, and achieve virtually any angle they need to capture the moment perfectly. From its versatility to its price point, we built Domono to address the needs of modern content creators. Our mission is to provide disruptive innovations that will help all to communicate seemingly and efficiently around the world. Experience the cutting-edge and invest in Domono today!

ABOUT

HEADQUARTERS
2679 Deann Dr
Ellenwood, GA 30294

VALUATION
$4M

Domono is ushering in the next evolution of phone cases with its innovative Smart Case. Part POV action camera, part smartphone case, Domono's unique camera case can deliver high-definition camera footage that can stream to your phone in real-time. Whether you're looking for the perfect camera shot, filming a killer dance for Tik Tok, or live streaming an event, Domono's Smart Case is here to deliver a new point of view. Domono is in the pre-revenue prototype stages of development.

TEAM



Marcus Baker
Chief Financial Officer, Secretary, and Board Member

Marcus is an entrepreneur, who started his first company at age 25. Over the last 20 years, he has headed several multi-million dollar startups. His engineering background and strong business acumen lends valuable insight into company direction and funding strategy.



Johnson Sainvil
CEO, President, and Board Member

Johnson has a wealth of knowledge of cameras and security as he has been Chief of facility security at multiple large IT firms. His passion led him to the initial idea of a personal security camera but with input from other cofounders and friends determined this could be much more.



Wil Baptiste
COO, Vice President, and Board Member

Wil Baptiste and group member Kev Sylvester met as high school students in a Fort Lauderdale performing arts program and formed the group after attending separate universities. Quickly gaining a reputation for their dynamic performance style, the duo received national exposure after an appearance with Alicia Keys at the 2004 Billboard Awards and winning the talent show Showtime at the Apollo in 2005. Amid mixtape releases, they issued their eponymous debut album in 2008 and Classically Trained in 2012. In the meantime, the duo earned support spots on tours for, among others, Wu-Tang Clan, Ciara, Aerosmith, and Kanye West. In 2014, they signed with Universal Music Classics, which released their third long-player, Stereotypes, in 2015. It not only debuted at number one on Billboard's Classical Crossover Albums chart but reached number four on the Top R&B Albums chart. They were just Grammy nominated for "Take the Stairs". After parting ways with Universal, Black Violin issued Take the Stairs back on their own Di Versatile Music Group label in 2019. A collaboration with producer Phil Beaudreau, it went to the top of the classical and classical crossover album charts on its way to becoming a Top 25 independent album. 2020 brought the group's first holiday-themed release in the full-length Give Thanks album.

TERMS

Domono

Overview

PRICE PER SHARE	VALUATION
$1	**$4M**
DEADLINE	AMOUNT RAISED
Jan 23, 2023	**$0.00**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	**Equity**
MAX INVESTMENT	ASSET TYPE
$500,000.00	**COMMON**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
15,000	**Common Stock**
	MAX NUMBER OF SHARES OFFERED
	1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : **Domono Inc.**

Corporate Address : **2679 Deann Dr, Ellenwood, GA 30294**

Offering Minimum : **$15,000.00**

Offering Maximum : **$1,235,000.00**

Minimum Investment Amount (per investor)	:	**$250.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**15,000**
Maximum Number of Shares Offered	:	**1,235,000**
Price per Share	:	**$1.00**
Pre-Money Valuation	:	**$4,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $250 within the 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest $250 within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest $250 within the first two weeks and receive 10% bonus shares.

Amount-Based:

$450+

Invest $450+ and receive 2% Bonus Shares.

$1,000+

Invest $1,000 + and receive 3% Bonus Shares.

$3,000 +

Invest $3,000+ and receive 5% Bonus Shares.

$8,000+

Invest $8,000+ and receive 10% Bonus Shares.

$10,000+

Invest $10,000+ and receive 20% Bonus Shares + Private zoom call with founding team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Domono Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.